SCHEDULE 13D JOINT FILING AGREEMENT

   In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: January 3, 2025

By:/s/ Martin E. Franklin
Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

BRIMSTONE INVESTMENTS LLC

By: /s/ Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager